Exhibit (e)(17)
EMPLOYMENT AGREEMENT
     This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into this 10th day of July, 2009, by and between Burger King Europe GmbH, an entity organized under the laws of Switzerland (together with any Successor thereto, the “Company”), and Kevin Higgins (“Executive”).
WITNESSETH:
     WHEREAS, the Company desires to employ and secure the exclusive services of Executive on the terms and conditions set forth in this Agreement;
     WHEREAS, Executive desires to accept such employment on such terms and conditions; and
     WHEREAS, the rights and duties of the Executive are controlled by this Agreement and in as far as this Agreement does not provide otherwise, the rules according to the Swiss Code of Obligations (“CO”) shall apply.
     NOW, THEREFORE, in consideration of the premises and the mutual covenants and promises contained herein and for other good and valuable consideration, the Company and Executive hereby agree as follows:
     l. Agreement to Employ. Upon the terms and subject to the conditions of this Agreement, the Company hereby agrees to employ Executive, and Executive hereby accepts such employment with the Company, in each case commencing on the “Commencement Date” (as defined below in Section 3(a)).
     2. Probationary Period. The first three (3) months of Executive’s employment with the Company will be subject to a probationary period during which either party may terminate Executive’s employment with the Company, at such party’s discretion, by serving not less than seven (7) days written notice to the other party. If either party terminates Executive’s employment during the probationary period, the restrictions set forth in Section 12(b) shall not apply.
     3. Term; Position and Responsibilities; Working Hours; Location.
     (a) Term of Employment. This Agreement shall become effective on August 17, 2009 (“Commencement Date”) and, upon the terms and subject to the conditions of this Agreement, shall be concluded for an indefinite period of time. The period during which Executive is employed by the Company pursuant to this Agreement shall be referred to as the “Employment Period.”

     (b) Position and Responsibilities. During the Employment Period, Executive shall serve as Senior Vice President and President, EMEA, and shall have such duties and responsibilities as are customarily assigned to individuals serving in such position and such other duties consistent with Executive’s title and position as the Company specifies from time to time (it being understood by the parties that, notwithstanding the foregoing, the Company is free, at any time and from time to time, to reorganize its business operations, and that Executive’s duties and scope of responsibility may change in connection with such reorganization). Executive shall report to the Chief Executive Officer of Burger King Corporation or such other person as the Company shall designate from time to time. Executive shall devote all of his skill, knowledge, commercial efforts and business time to the conscientious and good faith performance of his duties and responsibilities for the Company to the best of his ability.
     (c) Working Hours. Executive is required to work during Company’s normal working hours. In addition, Executive must work additional hours, including hours at weekends or during public holidays, whenever this is necessary to carry out his duties properly and will not be entitled to overtime compensation.
     (d) Location. For the time being, Executive’s services shall be performed normally at the Company’s offices in Zug, Switzerland. On giving reasonable notice, the Company may change the Executive’s place of work to another location in the Company’s then-current EMEA region, whether within or outside Switzerland, on a temporary basis for up to one (1) year, as may be reasonably necessary for the performance of his duties. If such temporary relocation occurs, the Company will bear all associated relocation and travel costs in accordance with the Companies policies and procedures regarding relocation and travel. Additionally, Executive may be required to travel in and outside Switzerland as the needs of the Company’s business dictate.
     4. Base Salary. During the Employment Period, the Company shall pay Executive a base salary at an annualized rate of CHF 500,000, payable in monthly installments on the Company’s regular payroll dates. Executive’s salary may be subject to such merit increases as the Company may determine in its sole and exclusive discretion from time to time, based on its periodic review of Executive’s performance in accordance with the Company’s regular policies and procedures. The annual base salary payable to Executive from time to time under this Section 4 shall hereinafter be referred to as the “Base Salary.” Executive will not receive any extra remuneration by way of fees for acting as a director of the Company or its Affiliates.
     5. Annual Incentive Compensation. Executive shall be eligible to participate in the Burger King Holdings, Inc. (“Holdings”) 2006 Omnibus Incentive Plan (the “Omnibus Plan”) or such other annual incentive plan maintained by the Company for Senior Vice Presidents at your level that the Company designates, in its sole discretion (any such plan, the “Bonus Plan”), in accordance with the terms of such plan as in effect from time to time (“Annual Bonus”). Executive’s target bonus with respect to the 2010 fiscal year of the Company shall be Forty-Five percent (45%) of Executive’s Base Salary, which target bonus may be increased or decreased by the Company during the Employment Period. In the case of the Annual Bonus for the 2010 fiscal year of the Company ending June 30, 2010, the amount payable to Executive for the 2010 fiscal year shall be pro-rated based on the number of months of his eligible service during the fiscal year, as determined under the Bonus Plan. If the Company does not achieve the threshold performance goals established by the Company for a fiscal year, Executive shall not be entitled to receive an Annual Bonus for such fiscal year. The Annual Bonus for each year shall be payable in cash at the same time as bonuses are paid to other senior executives of the Company in accordance with the terms of the applicable Bonus Plan. The Bonus Plan (including Executive’s target bonus rate under such Bonus Plan) is a discretionary, non-contractual benefit, even if paid for several years, which needs to be confirmed by the Company in writing each year, and which may be amended or withdrawn at any time. The granting of a bonus in any given year or several years will not create an entitlement for any subsequent years, even if granted without reservation.
     6. Long-Term Incentive Compensation. During the Employment Period, Executive will be eligible to participate in the Holdings Equity Incentive Plan, the Omnibus Plan or such other plan providing for equity-based incentive compensation maintained by the Company for employees at Executive’s grade level that the Company designates, in its sole discretion (any such plan, the “Equity Plan”), in accordance with the terms and conditions of the Equity Plan as in effect from time to time. Executive’s target long-term incentive compensation with respect to the 2010 fiscal year of the Company shall be One Hundred percent (100%) of Executive’s Base Salary, which target bonus may be increased or decreased by the Company during the Employment Period. The Equity Plan is a discretionary, non-contractual benefit, which the Company reserves the right to amend or withdraw at any time. It is a condition of participation in the Equity Plan that Executive shall not become entitled to any damages in respect of any rights or expectations Executive may have under the Equity Plan for reason of Executive’s dismissal. The granting of any equity awards in any given year or several years will not create an entitlement for any subsequent years, even if granted without reservation.
     7. Deductions. The Company shall deduct from the payments made and advantages granted the Executive’s share in the prevailing premiums for social security insurances mandatory under Swiss law such as old age and survivors insurance (AHV), disability insurance (IV), regulation of indemnification of loss of income (EO) and unemployment insurance (ALV) as well as for the pension plan maintained by the Company.
     8. Car Allowance. During the Employment Period, Executive will be entitled to receive a car allowance on an annualized basis in accordance with the Company’s car allowance policy, currently CHF 25,000 for an individual in Executive’s position (the “Car Allowance”). This allowance is intended for the lease or purchase of a car and associated expenses including insurance, gasoline, licensing, and maintenance.

     9. Employee Benefits.
     (a) Benefit Plans and Programs. During the Employment Period, Executive will be eligible to participate in the employee and executive benefit plans and programs maintained by the Company from time to time in which executives of the Company at Executive’s grade level are eligible to participate, including to the extent maintained by the Company, life, accidental and disability insurance plans and retirement, deferred compensation and savings plans, in accordance with the terms and conditions thereof as in effect from time to time, and including in particular, the occupational pension scheme (BVG) of the Company, in accordance with the terms and conditions of such plans and programs as in effect from time to time, excluding, however, medical and dental plans and programs. The rules and conditions of the pension plan currently maintained by the Company for its employees at your pay band are outlined in the Pension Fund Regulations. The Company’s pension contribution with respect to the 2010 fiscal year of the Company is thirteen (13%) percent of Executive’s Base Salary, which contribution may be increased or decreased by the Company during the Employment Period.
     (b) Medical Allowance. With respect to each year during the Employment Period, Executive will be entitled to receive a perquisite allowance in the amount of CHF 36,000, which the Company shall pay to Executive in equal installments in accordance with the Company’s regular payroll policies, subject to Executive’s continued employment with the Company (the “Medical Allowance”). This allowance is being paid in lieu of Executive’s participation in the Company’s medical and dental plans and programs. If at any time during the Employment Period, Executive elects to participate in the medical and/or dental plans maintained by the Company, the allowance described in this Section 8(b) shall cease as of the date of such participation by Executive.
     (c) Temporary Housing. The Company will provide Executive with reasonable housing accommodations in the Canton of Zug, Switzerland, until such time as Executive is promoted to a higher-level position; provided, however, that this reference and time limitation shall not be construed as or deemed to be a guaranty or promise of any such promotion, which may be granted or withheld in the Company’s sole discretion. The location of such housing accommodations will be determined by the Company, in its sole discretion. The Company will be responsible for any taxes imposed by the applicable Swiss tax authorities on the income imputed to Executive, if any, for the Company’s provision of such housing accommodations.

     (d) Tax Preparation. The Company will provide tax services via a provider designated by the Company to assist Executive with the preparation of his Swiss individual income tax return. The Company will pay the cost of such preparation, provided, however, that Executive will be responsible for any additional costs incurred as a result of any delay on Executive’s part in providing the requested information and documentation. Additionally, the Company will use reasonable efforts to have the Canton of Vaud, Switzerland, impose individual income taxes on option awards granted by Holdings at the time of exercise, rather than at the time of the grant. If the Canton of Vaud does not agree to tax these awards at the time of exercise and the Company terminates Executive pursuant to Section 11(a) of this Agreement, then the Company will bear the tax on any option awards granted by Holdings to Executive that remain unvested on Executive’s final day of employment with the Company, less all gains from the exercise of option awards granted by Holdings to Executive, regardless of when granted or exercised, and less any tax credits resulting from the forfeiture of any such unvested option awards.
     10. Expenses; Vacation.
     (a) Business Travel, Lodging, etc. During the Employment Period, the Company will reimburse Executive for reasonable travel, lodging, meal and other reasonable expenses incurred by him in connection with the performance of his duties and responsibilities hereunder upon submission of evidence satisfactory to the Company of the incurrence and purpose of each such expense, provided that such expenses are permitted under the terms and conditions of the Company’s business expense reimbursement policy applicable to executives at Executive’s grade level, as in effect from time to time. During the Employment Period, the Company shall pay or reimburse Executive for the annual membership dues for one (1) airline club membership of Executive’s choosing.
     (b) Vacation. During the Employment Period, Executive shall be entitled to vacation on an annualized basis in accordance with the Company’s vacation policy, currently 25 working days per year for an individual in Executive’s position, without carry-over accumulation, plus any normal public holidays that are observed in the Canton in which the Company has its seat/headquarters. For any started year, this entitlement is pro rated in proportion to the time worked during that year.
     11. Termination of Employment.
     (a) Ordinary Termination. Subject to the probation period (see Section 2 above), this Agreement may be terminated by either party with three months’ written notice effective the end of a month.
     (b) Extraordinary Termination for Cause. The right of each party to terminate this Agreement for cause without prior notice in accordance with art. 337 etc. seq. of the Swiss Code of Obligations remains reserved.

     (c) Death. In case of Executive’s death, this Agreement shall terminate as of the date of his death. Upon death of Executive, the Company shall pay one month compensation or, if the employment relationship has continued for more than 5 years, two months’ compensation counted from the day of death, insofar as Executive leaves a spouse or minors or other persons to whom he had fulfilled a duty to support.
     (d) Payments Upon Certain Terminations.
     (i) In the event of a termination of Executive’s employment by the Company in accordance with Section 11(a), the Company shall pay to Executive, within thirty (30) days of the date of termination, his (x) Base Salary, Car Allowance and Medical Allowance through the date of termination, to the extent not previously paid, (y) reimbursement for any unreimbursed business expenses incurred by Executive prior to the date of termination that are subject to reimbursement pursuant to Section 9(a) and (z) payment for vacation time accrued as of the date of termination but unused (such amounts under clauses (x), (y) and (z), collectively the “Accrued Obligations”).
     (ii) In addition, in the event of any such termination of Executive’s employment (except in the event of termination due to “Disability” as defined below in Section 11(d)(iii)), the Company will request that Executive execute and deliver to the Company a Separation Agreement and General Release substantially in the form approved by the Company (provided that the covenants contained in such Separation Agreement and General Release that restrict Executive’s post-employment competition and solicitation do not materially differ from those set forth in this Agreement) (the “Separation Agreement”), and provided that Executive so executives and delivers the Separation Agreement to the Company, Executive shall be entitled to the following payments and benefits:
     (A) continued payments of Base Salary and Medical Allowance, payable in installments in accordance with the Company’s regular payroll policies, for the period beginning on the date of termination and ending on the one (1) year anniversary of the date of termination (the “Severance Period”);
     (B) a portion of Executive’s Annual Bonus for the fiscal year of the Company during which Executive was employed that includes the date of termination, such portion to equal the product (such product, the “Pro-Rata Bonus”) of (1) the Annual Bonus that would have been payable to Executive for such fiscal year had Executive remained employed for the entire fiscal year, determined based on the extent to which the Company actually achieves the performance goals for such year established pursuant to Section 5, multiplied by (2) a fraction, the numerator of which is equal to the number of days in such fiscal year that precede the date of termination and the denominator of which is equal to 365, such amount to be payable to Executive within five (5) business days following the date (the “Bonus Payment Date”) annual bonuses for such fiscal year are actually paid by the Company to its active executives;

     (C) continued coverage during the Severance Period under the Company’s medical and dental insurance plans referred to in Section 9 (the “Continued Benefits”) for Executive and his eligible dependents participating in such plans immediately prior to the date of termination, subject to timely payment by Executive of all premiums, contributions and other co-payments required to be paid by active senior executives of the Company under the terms of such plans as in effect from time to time; and
     (D) the services of a reputable outplacement agency as selected by the Chief Human Resources Officer of the Company. The services of such outplacement company shall be determined by the company at its discretion; however, the duration of such services shall be for a period of six (6) months.
     Executive shall not have a duty to mitigate the costs to the Company under this Section 11(d)(ii), nor shall any payments from the Company to Executive of Base Salary or Pro-Rata Bonus be reduced, offset or canceled by any compensation or fees earned by (whether or not paid currently) or offered to Executive during the Severance Period by a subsequent employer or other Person (as defined in Section 20(j) below) for which Executive performs services, including but not limited to consulting services. The foregoing notwithstanding, should Executive receive or be offered health or medical benefits coverage during the Severance Period by a subsequent employer or Person for whom Executive performs services, Executive shall notify the Company of this within seven (7) business days of such receipt or offer, as applicable, and all similar health and medical benefits coverage provided by the Company to Executive shall terminate as of the effective date of such new coverage.
     (E) reimbursement of the legal fees incurred by Executive in connection with his review and execution of the aforementioned Separation Agreement and General Release, up to a limit of CHF 2,000.
     (iii) Notwithstanding Section 11(d) (ii) above, if Executive’s employment shall terminate due to Executive’s “Disability” (as defined below) no termination benefits according to Section 11(d)(ii) above shall be payable to Executive. For purposes of this Agreement, “Disability” means a physical or mental disability that prevents or would prevent the performance by Executive of his duties hereunder for a continuous period of six (6) months or longer. The determination of Executive’s Disability will (i) be made by an independent physician agreed to by the parties, or if the parties are unable to agree within ten (10) days after a request for designation by a party, by an independent physician identified by the Company’s disability insurance provider, (ii) be final and binding on the parties hereto and (iii) be based on such competent medical evidence as shall be presented to such independent physician by Executive and/or the Company or by any physician or group of physicians or other competent medical experts employed by Executive and/or the Company to advise such independent physician. In the case of a conflict with any general or special law, this Section 11(d)(iii) shall not apply and any benefits due to Executive under Section 11(d)(ii) of this Agreement shall be against any insurance proceeds received by Executive by reason of such disability.

     (iv) If Executive’s employment shall terminate upon his death or it the Company shall terminate Executive’s employment due to Executive’s Disability or Executive shall resign from his employment or otherwise terminate his employment, in any such case during the Employment Period, the Company shall pay to Executive (or, in the event of Executive’s death, to his estate) the Accrued Obligations within thirty (30) days following the date of termination, provided that in the event of Executive’s death, the said thirty (30)-day period for making such payment shall commence from the date of production to the Company of such evidence or information in respect of the Executive’s estate as the Company may require. In addition, if Executive’s employment shall terminate upon his death or be terminated by the Company due to Executive’s Disability during the Employment Period, the Company shall pay to Executive (or, in the event of Executive’s death, to his estate) the Pro-Rata Bonus, which shall be paid in accordance with the terms of the Bonus Plan.
     (v) Except as specifically set forth in this Section 11(d) and Section 11(c) above, no termination benefits shall be payable to or in respect of Executive’s employment with the Company or its Affiliates.
     (e) Resignation upon Termination. Effective as of the date of Executive’s termination of employment with the Company, Executive shall resign, in writing, from all board and board committee memberships and other positions then held by him, or to which he has been appointed, designated or nominated, with the Company and its Affiliates.
     (f) Garden Leave. The Company shall be under no obligation to vest in or assign to Executive any powers or duties or to provide any work to Executive, and the Company, at its discretion and at any time, including during any period of notice given by either party, may amend Executive’s duties and/or suspend Executive from the performance of his duties and/or exclude Executive from any premises of the Company and/or require Executive to work from home; however, the Company may not amend Executives duties in such a way to require Executive to perform menial tasks during any such period of notice. During any such period of suspension, exclusion and/or special requirements, Executive shall continue to receive his base salary. Executive shall throughout any such period of suspension, exclusion and/or special requirements continue to act as an employee of the Company and shall comply with his obligations under this Agreement.

     12. Restrictive Covenants. Each of the Company and Executive agrees that the Executive will have a prominent role in the management of the business, and the development of the goodwill, of the Company and its Affiliates, and will establish and develop relations and contacts with the principal franchisees, customers and suppliers of the Company and its Affiliates throughout the world, all of which constitute valuable goodwill of, and could be used by Executive to compete unfairly with, the Company and its Affiliates. In addition, Executive recognizes that he will have access to and become familiar with or exposed to Confidential Information (as such term is defined below), in particular, trade secrets, proprietary information, customer lists, and other valuable business information of the Company pertaining or related to the quick service restaurant business. Executive agrees that Executive could cause grave harm to the Company if he, among other things, worked for the Company’s competitors, solicited the Company’s employees away from the Company or solicited the Company’s franchisees upon the termination of Executive’s employment with the Company or misappropriated or divulged the Company’s Confidential Information, and that as such, the Company has legitimate business interests in protecting its good will and Confidential Information, and, as such, these legitimate business interests justify the following restrictive covenants:
     (a) Confidentiality.
     (i) Executive acknowledges and agrees that the terms of this Agreement, including all addendums and attachments hereto, are confidential. Except as required by law or the requirements of any stock exchange, Executive agrees not to disclose any information contained in this Agreement to anyone, other than to Executive’s lawyer, financial advisor or immediate family members. If Executive discloses any information contained in this Agreement to his lawyer, financial advisor or immediate family members as permitted herein, Executive agrees to immediately tell each such individual that he or she must abide by the confidentiality restrictions contained herein and keep such information confidential as well.
     (ii) Executive agrees that during his employment with the Company and thereafter, Executive will not, directly or indirectly (A) disclose any Confidential Information to any Person (other than, only with respect to the period that Executive is employed by the Company, to an employee or outside advisor of the Company who requires such information to perform his or her duties for the Company), or (B) use any Confidential Information for Executive’s own benefit or the benefit of any third party. “Confidential Information” means confidential, proprietary or commercially sensitive information relating to (Y) the Company or its Affiliates, or members of their respective management or boards or (Z) any third parties who do business with the Company or its Affiliates, including franchisees and suppliers. Confidential Information includes, without limitation, marketing plans, business plans, financial information and records, operation methods, personnel information, drawings, designs, information regarding product development, other commercial or business information and any other information not available to the public generally. The foregoing obligation shall not apply to any Confidential Information that has been previously disclosed to the public or is in the public domain (other than by reason of a breach of Executive’s obligations to hold such Confidential Information confidential). If Executive is required or requested by a court or governmental agency to disclose Confidential Information, Executive must notify the General Counsel of the Company of such disclosure obligation or request no later than three (3) business days after Executive learns of such obligation or request, and permit the Company to take all lawful steps it deems appropriate to prevent or limit the required disclosure.

     (b) Non-Competition. Executive agrees that during his employment with the Company, Executive shall devote all of his skill, knowledge, commercial efforts and business time to the conscientious and good faith performance of his duties and responsibilities to the Company to the best of his ability and Executive shall not, directly or indirectly, be employed by, render services for, engage in business with or serve as an agent or consultant to any Person other than the Company. Executive further agrees that during his employment with the Company, Executive shall not directly or indirectly engage in any activities that are competitive with the quick service restaurant business conducted by the Company and Executive shall not, directly or indirectly, become employed by, render services for, engage in business with, serve as an agent or consultant to, or become a partner, member, principal, stockholder or other owner of, any Person or entity that engages in the quick serve restaurant business, provided that Executive shall be permitted to hold a one percent (1%) or less interest in the equity or debt securities of any publicly traded company. Additionally Executive agrees that:
     (i) if the Company terminates Executive’s employment pursuant to Section 11(a) of this Agreement, then for the period of one (1) year following any termination of his employment with the Company, Executive shall not directly or indirectly engage in any activities that are competitive with the quick service hamburger restaurant business conducted by the Company and Executive shall not, directly or indirectly, become employed by, render services for, engage in business with, serve as an agent or consultant to, or become a partner, member, principal, stockholder or other owner of, YUM! Brands, Inc. and/or any of its subsidiaries or affiliates and/or any Person or entity that engages in the quick serve hamburger restaurant business, provided that Executive shall be permitted to hold a one percent (1%) or less interest in the equity or debt securities of any publicly traded company; and
     (ii) if Executive’s employment is terminated by Employee pursuant to Section 11(a) or by the Company or Employee pursuant to any other provision of this Agreement or otherwise, then for the period of one (1) year following any termination of his employment with the Company, Executive shall not directly or indirectly engage in any activities that are competitive with the quick service restaurant business conducted by the Company and Executive shall not, directly or indirectly, become employed by, render services for, engage in business with, serve as an agent or consultant to, or become a partner, member, principal, stockholder or other owner of, any Person or entity that engages in the quick serve restaurant business, provided that Executive shall be permitted to hold a one percent (1%) or less interest in the equity or debt securities of any publicly traded company.

Executive’s duties and responsibilities involve, and/or will affect, the operation and management of the Company on a worldwide basis. Executive will obtain Confidential Information that will affect the Company’s operations throughout the world. Accordingly, Executive acknowledges that the Company has legitimate business interests in requiring a worldwide geographic scope and application of this non-compete provision, and agrees that this non-compete provision applies on a worldwide basis (the “Restricted Territory”). Notwithstanding the foregoing, if the Restricted Territory is deemed by a court of competent jurisdiction to be unreasonable or otherwise invalid or unenforceable, then the Restricted Territory shall be defined as each country within the Company’s EMEA region where the Company’s quick service restaurant business operates at the time of Executive’s termination.
     (c) Non-Solicitation of Employees and Franchisees. During the period of Executive’s employment with the Company and for the one (1)-year period following the termination of his employment, Executive shall not, directly or indirectly, by himself or through any third party, whether on Executive’s own behalf or on behalf of any other Person or entity, (i) solicit or induce or endeavor to solicit or induce, divert, employ or retain, (ii) interfere with the relationship of the Company or any of its Affiliates with, or (iii) attempt to establish a business relationship of a nature that is competitive with the business of the Company with any Person that is or was (during the last twelve (12) months of Executive’s employment with the Company) (A) an employee of the Company or any of its Affiliates or engaged to provide services to any such entity, or (B) a franchisee of the Company or any of its Affiliates.
     13. Work Product. Executive agrees that all of Executive’s work product (created solely or jointly with others, and including any intellectual property or moral rights in such work product), given, disclosed, created, developed or prepared in connection with Executive’s employment with the Company, whether ensuing during or after Executive’s employment with the Company (“Work Product”) shall exclusively vest in and be the sole and exclusive property of the Company. Executive hereby irrevocably assigns, transfers and conveys to the Company, exclusively and perpetually, all right, title and interest which Executive may have or acquire in and to such Work Product throughout the world, including without limitation any copyrights and patents, and the right to secure registrations, renewals, reissues, and extensions thereof. The Company and its Affiliates or their designees shall have the exclusive right to make full and complete use of, and make changes to all Work Product without restrictions or liabilities of any kind, and Executive shall not have the right to use any such materials, other than within the legitimate scope and purpose of Executive’s employment with the Company. Executive shall promptly disclose to the Company the creation or existence of any Work Product and shall take whatever additional lawful action may be necessary, and sign whatever documents the Company may require, in order to secure and vest in the Company or its designee all right, title and interest in and to all Work Product and any intellectual property rights therein (including full cooperation in support of any Company applications for patents and copyright or trademark registrations).

     14. Return of Company Property. In the event of termination of Executive’s employment for any reason, Executive shall return to the Company all of the property of the Company and its Affiliates, including without limitation all materials or documents containing or pertaining to Confidential Information, and including without limitation, any Company car, all computers (including laptops), cell phones, keys, PDAs, Blackberries, credit cards, facsimile machines, televisions, card access to any Company building, customer lists, computer disks, reports, files, e-mails, work papers, Work Product, documents, memoranda, records and software, computer access codes or disks and instructional manuals, internal policies, and other similar materials or documents which Executive used, received or prepared, helped prepare or supervised the preparation of in connection with Executive’s employment with the Company. Executive agrees not to retain any copies, duplicates, reproductions or excerpts of such material or documents.
     15. Compliance With Company Policies. During Executive’s employment with the Company, Executive shall be governed by and be subject to, and Executive hereby agrees to comply with, all Company policies, procedures, rules and regulations applicable to employees generally or to employees at Executive’s grade level, including, without limitation, the Burger King Companies’ Code of Business Ethics and Conduct, in each case, as they may be amended from time to time in the Company’s sole discretion (collectively, the “Policies”).
     16. Data Protection & Privacy.
     (a) Executive acknowledges that the Company, directly or through its Affiliates, collects and processes data (including personal sensitive data and information retained in email) relating to Executive. Executive hereby agrees to such collection and processing and further agrees to execute the Burger King Corporation Employee Consent to Collection and Processing of Personal Information, a copy of which is attached to this Agreement as Attachment 1, unless a previously executed copy of such Consent is on file with the Company.
     (b) To ensure regulatory compliance and for the protection of its workers, customers, suppliers and business, the Company reserves the right to monitor, intercept, review and access telephone logs, internet usage, voicemail, email and other communication facilities provided by the Company which Executive may use during his employment with the Company. Executive hereby acknowledges that all communications and activities on Company equipment or premises cannot be presumed to be private.

     17. Contractual Penalty and Injunctive Relief with Respect to Covenants. For each infringement of the covenants made in the following Sections of this Agreement, the Company shall be entitled to the following contractual penalty of the Executive in accordance with article 161 section 1 CO, regardless of the occurrence of actual damages:

Section Number	Contractual Penalty

Sections 12 and 13	CHF 200,000

Sections 14 and 15	CHF 50,000
In addition, Executive owes to the Company full indemnification for all actual damages. Payment of the contractual penalty does not relief Executive from continued compliance with the covenants made in Sections 12, 13, 14 and 15 above. If Executive commits a breach or is about to commit a breach, of any of the provisions of Sections 12, 13, 14 or 15 above, the Company may, in addition to its claims for liquidated damages, prohibit further infringements of the covenants made in Sections 12, 13, 14 and 15 above and shall have the right at any time to request by injunctive relief or judgment (“Unterlassungsklage”) the elimination of continued infringement (“Realerfüllung”).
     18. Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof. All prior correspondence and proposals (including but not limited to summaries of proposed terms) and all prior promises, representations, understandings, arrangements and agreements relating to such subject matter (including but not limited to those made to or with Executive by any other Person and those contained in any prior employment, consulting or similar agreement entered into by Executive and the Company or any predecessor thereto or Affiliate thereof) are merged herein and superseded hereby.
     19. Survival. The following Sections shall survive the termination of Executive’s employment with the Company and of this Agreement: 12, 13, 14, 16, 17, 19 and 20.
     20. Miscellaneous.
     (a) Binding Effect; Assignment. This Agreement shall be binding on and inure to the benefit of the Company and its Successors and permitted assigns. The rights and benefits of the Company under this Agreement shall be transferable. This Agreement shall also be binding on and inure to the benefit of Executive and his heirs, executors, administrators and legal representatives. This Agreement may not be assigned by the Executive.
     (b) Governing Law; Jurisdiction. The Company and Executive agree that this Agreement shall be governed by and construed in accordance with the laws of Switzerland without reference to principles of conflicts of laws, and any dispute or controversy arising under or in connection with this Agreement shall be subject to the exclusive jurisdiction of the courts of Switzerland.

     (c) Taxes and other Withholdings. The Company may withhold from any payments made under this Agreement all applicable taxes, including but not limited to income, employment and social insurance taxes, as shall be required by law, and with respect to any employee benefits provided pursuant to this Agreement, as shall be required by the rules of the applicable benefit plans and programs. If at any time money is owned and payable by Executive to the Company, it is agreed that the Company may, to the extent as legally permissible, deduct such sums from time to time owed from any payment due to the Executive form the Company, howsoever arising.
     (d) Amendments. No provision of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is approved in writing by the Company and is agreed to in writing by Executive. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No waiver of any provision of this Agreement shall be implied from any course of dealing between or among the parties hereto or from any failure by any party hereto to assert its rights hereunder on any occasion or series of occasions.
     (e) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. In the event that one or more terms or provisions of this Agreement are deemed invalid or unenforceable by the laws of Switzerland or any other state or jurisdiction in which it is to be enforced, by reason of being vague or unreasonable as to duration or geographic scope of activities restricted, or for any other reason, the provision in question shall be immediately amended or reformed to the extent necessary to make it valid and enforceable by the court of such jurisdiction charged with interpreting and/or enforcing such provision. Executive agrees and acknowledges that the provision in question, as so amended or reformed, shall be valid and enforceable as though the invalid or unenforceable portion had never been included herein.
     (f) Notices. Any notice or other communication required or permitted to be delivered under this Agreement shall be (i) in writing, (ii) delivered personally, by courier service or by certified or registered mail, first-class postage prepaid and return receipt requested, (iii) deemed to have been received on the date of delivery or, if mailed, on the third business day after the mailing thereof, and (iv) addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):

(A)	If to the Company, to it at:

Burger King Europe GmbH
Zählerweg 10
CH — 6300 Zug Switzerland
Attention: Vice President, Human Resources
Telephone: +(41) 41 729 8905
Facsimile: +(41) 41 729 8940

with a copy to: General Counsel
Telephone: 305-378-7913
Facsimile: 305-378-7112

(B)	if to Executive, to his residential address as currently on file with the Company.
     (g) Voluntary Agreement; No Conflicts. Executive represents that he is entering into this Agreement voluntarily and that Executive’s employment hereunder and compliance with the terms and conditions of this Agreement will not conflict with or result in the breach by Executive of any agreement to which he is a party or by which he or his properties or assets may be bound.
     (h) Counterparts/Facsimile. This Agreement may be executed in counterparts (including by facsimile), each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
     (i) Headings. The section and other headings contained in this Agreement are for the convenience of the parties only and are not intended to be a part hereof or to affect the meaning or interpretation hereof.
     (j) Certain other Definitions.
     “Affiliate”: with respect to any Person, means any other Person that, directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with the first Person, including but not limited to a Subsidiary of any such Person.
     “Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”): with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.
     “Person”: any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity.

     “Subsidiary”: with respect to any Person, each corporation or other Person in which the first Person owns or Controls, directly or indirectly, capital stock or other ownership interests representing fifty percent (50%) or more of the combined voting power of the outstanding voting stock or other ownership interests of such corporation or other Person.
     “Successor”: of a Person means a Person that succeeds to the first Person’s assets and liabilities by merger, liquidation, dissolution or otherwise by operation of law, or a Person to which all or substantially all the assets and/or business of the first Person are transferred.
     IN WITNESS WHEREOF, the Company has duly executed this Agreement by its authorized representatives, and Executive has hereunto set his hand, in each case effective as of the date first above written.

BURGER KING EUROPE GMBH
By:	/s/ Peter C. Smith
	Name:	Peter C. Smith
	Title:	EVP, Chief Human Resources Officer

Executive
/s/ Kevin Higgins
Kevin Higgins

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